Investview, Inc.

54 Broad Street

Red Bank, New Jersey 07701

March 5, 2013

Max Scheuerer

47 Knollwood Drive

Livingston, New Jersey 07039

Re:	Subscription Agreements between Max Scheuerer (“Scheuerer”) and Investview, Inc. (the “Company”) dated August 24, 2012 (the “August 2012 Agreement”) and October 22, 2012 (the “October 2012 Agreement”, and collectively with the August 2012 Agreement, the “Agreements”)

Dear Mr. Scheuerer:

Reference is hereby made to the Agreements. Pursuant to the August 2012 Agreement, Scheuerer purchased three (3) units each consisting of a $100,000 8% secured convertible promissory note convertible into common stock at $4.00 per share (the “Notes”),and common stock purchase warrants (the “Warrants”) to purchase 12,500 of the shares of common stock at an exercise price of $6.00 per share. Scheuerer provided $100,000 of the required funding pursuant August 2012 Agreement and the remaining two (2) units purchased by Scheuerer have not been funded to date (the “Unfunded Portion”). Pursuant to that purchase, the Company has issued to Scheuerer an 8% Secured Convertible Promissory Note in the Amount of $300,000 dated August 24, 2012, due on August 25, 2015 (the “August 2012 Note”).

Pursuant to the October 2012 Agreement, Scheuerer agreed to purchase seven (7) units each consisting of a Note in the principal amount of $100,000 and related Warrants. Scheuerer did not provide the required funding under the October 2012 Agreement.

The parties, by executing below, hereby agree as follows:

1.	Scheuerer will fund the Unfunded Portion upon signing this letter agreement by providing a wire transfer in the amount of Two Hundred Thousand Dollars ($200,000) to the account set forth below:

JP Morgan Chase Bank

32 Broad St, Red Bank, NJ 07701

Routing # 021000021

Account # 764233482

In addition, Scheuerer shall return the August 2012 Note to the Company for cancellation. In consideration for funding the Unfunded Portion, the Company will (i) re-issue the August 2012 Note with an issuance date of August 24, 2012 in the principal amount of $100,000 which shall contain the terms and conditions of the August 2012 Note, including but not limited to the original due date, interest rate and conversion terms and (ii) issue a Note in the principal amount of $200,000 with a due date of March 5, 2016 which shall contain the terms and conditions of the August 2012 Note, including but not limited, interest rate and conversion terms together with a Warrant to acquire an additional 25,000 shares of common stock at an exercise price of $6.00 per share.

2.	The October 2012 Agreement and any promissory notes issued in connection therewith shall be terminated and the Company and Scheuerer will have no further obligation pursuant to the October 2012 Agreement. Each party release the other from all actions, cause of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty or equity except as it relates to the Company obligations under the Notes and Warrants.

3.	Each party acknowledges and represents that: (a) they have read this letter agreement; (b) they clearly understand the letter agreement and each of its terms; (c) they fully and unconditionally consent to the terms of this letter agreement; (d) they have had the benefit and advice of counsel of their own selection; (e) they have executed this letter agreement, freely, with knowledge, and without influence or duress; (f) they have not relied upon any other representations, either written or oral, express or implied, made to them by any person; and (g) the consideration received by them has been actual and adequate.

4.	Each party shall be responsible for their own attorney fees.

5.	This Agreement may be executed in facsimile counterparts, each of which, when all parties have executed at least one such counterpart, shall be deemed an original, with the same force and effect as if all signatures were appended to one instrument, but all of which together shall constitute one and the same agreement.

We kindly request that you execute this letter below indicating that you agree with the above terms.

Sincerely,

Investview, Inc.

By:/s/ Dr. Joseph Louro
Name: Dr. Joseph Louro
Title: CEO

AGREED AND ACKNOWLEDGED:

/s/ Max Scheuerer

Max Scheuerer